UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MERCADOLIBRE, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
58733R102
(CUSIP Number)

THOMAS J. MURPHY C/O GENERAL ATLANTIC SERVICE COMPANY, LLC 3 PICKWICK PLAZA GREENWICH, CONNECTICUT 06830 TEL. NO.: (203) 629-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________________
November 10, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58733R102	Page 2 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,836,140 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,836,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,836,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 58733R102	Page 3 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,836,140 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,836,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,836,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 58733R102	Page 4 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON General Atlantic Partners 84, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,836,140 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,836,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,836,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 58733R102	Page 5 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,836,140 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,836,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,836,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 58733R102	Page 6 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,836,140 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,836,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,836,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 58733R102	Page 7 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,836,140 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,836,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,836,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 58733R102	Page 8 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,836,140 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,836,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,836,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 58733R102	Page 9 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,836,140 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,836,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,836,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 58733R102	Page 10 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,836,140 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,836,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,836,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 58733R102	Page 11 of 21 Pages

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This Amendment No.1 (“Amendment No.1) on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of MercadoLibre, Inc., a Delaware corporation (the “Company”), and supplementally amends the Initial Statement on Schedule 13D, dated August 15, 2007 (the “Initial Statement” together with Amendment No.1, the “Statement”). The address of the principal executive office of the Company is Tronador 4890, 8th Floor, Buenos Aires, C1430DNN, Argentina.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are General Atlantic LLC, a Delaware limited liability company (“GA”), General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”), General Atlantic Partners 84, L.P., a Delaware limited partnership (“GAP 84”), GapStar, LLC, a Delaware limited liability company (“GapStar”), GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), GAP Coinvestments CDA, L.P., a Delaware limited partnership (“CDA”), GAPCO GmbH & Co. KG, a German limited partnership (“KG”), and GAPCO Management GmbH, a German corporation (“GmbH Management” and, collectively with GA, GenPar, GAP 84, GapStar, GAPCO III, GAPCO IV, CDA and KG, the “Reporting Persons”). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located at c/o General Atlantic GmbH, Koenigsallee 62, 40212

CUSIP No. 58733R102	Page 12 of 21 Pages

SCHEDULE 13D

Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GA is the general partner of each of GenPar and CDA. GenPar is the general partner of GAP 84. GmbH Management is the general partner of KG. There are 27 managing directors of GA (the “GA Managing Directors”). The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

None of the Reporting Persons and none of the individuals listed on Schedule A hereto has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable

ITEM 4. PURPOSE OF TRANSACTION.

No material change.

CUSIP No. 58733R102	Page 13 of 21 Pages

SCHEDULE 13D

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)       As of the date hereof, GA, GenPar, GAP 84, GapStar, GAPCO III, GAPCO IV, CDA, KG and GmbH Management each own of record no shares of Common Stock, 2,616,381 shares of Common Stock, 33,901 shares of Common Stock, 146,114 shares of Common Stock, 30,681 shares of Common Stock, 2,825 shares of Common Stock, 6,238 shares of Common Stock, and no shares of Common Stock, respectively, representing 0.0%, 5.9%, 0.1%, 0.3%, 0.1%, 0.0%, 0.0% and 0.0%, respectively, of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that (i) GA is the general partner of each of GenPar and CDA, (ii) GenPar is the general partner of GAP 84, (iii) the managing members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV are GA Managing Directors, (iv) the officers of GapStar are certain GA Managing Directors (v) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 2,836,140 shares of Common Stock (calculated on the basis of the number of shares of Common Stock which may be acquired by the Reporting Persons within 60 days), or 6.4% of the Company’s issued and outstanding shares of Common Stock.

(b)       Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 2,836,140 shares of Common Stock that may be deemed to be owned beneficially by each of them.

CUSIP No. 58733R102	Page 14 of 21 Pages

SCHEDULE 13D

(c)       Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock or Preferred Stock during the past 60 days.

(d)       No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)	Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP	Page 15 of 21 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2009

GENERAL ATLANTIC LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GENERAL ATLANTIC PARTNERS 84, L.P.
By:	General Atlantic GenPar, L.P. Its general partner
By:	General Atlantic LLC, Its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAP COINVESTMENTS III, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Member

GAP COINVESTMENTS IV, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Member

CUSIP No. 58733R102	Page 16 of 21 Pages

SCHEDULE 13D

GAPSTAR, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Vice President

GAP COINVESTMENTS CDA, L.P.
By:	General Atlantic LLC, Its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO GMBH & CO. KG
By:	GAPCO Management GmbH, Its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO MANAGEMENT GMBH
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

CUSIP No. 58733R102	Page 17 of 21 Pages

SCHEDULE 13D

EXHIBIT 1

to SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated: November 12, 2009

GENERAL ATLANTIC LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GENERAL ATLANTIC PARTNERS 84, L.P.
By:	General Atlantic GenPar, L.P. Its general partner
By:	General Atlantic LLC, Its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

CUSIP No. 58733R102	Page 18 of 21 Pages

SCHEDULE 13D

GAP COINVESTMENTS III, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Member

GAP COINVESTMENTS IV, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Member

GAPSTAR, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Vice President

GAP COINVESTMENTS CDA, L.P.
By:	General Atlantic LLC, Its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

CUSIP No. 58733R102	Page 19 of 21 Pages

SCHEDULE 13D

GAPCO GMBH & CO. KG
By:	GAPCO Management GmbH, Its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO MANAGEMENT GMBH
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

CUSIP No. 58733R102	Page 20 of 21 Pages

SCHEDULE 13D

Schedule A

General Atlantic Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

William E. Ford (Chief Executive Officer)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

John Bernstein	83 Pall Mall, Fourth Floor London SW1Y 5ES, United Kingdom	United Kingdom

H. Raymond Bingham	228 Hamilton Avenue Palo Alto. California 94301	United States

Peter L. Bloom	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

Mark F. Dzialga	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

William O. Grabe	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

Abhay Havaldar	151 -152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India

David C. Hodgson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

Rene M. Kern	3 Pickwick Plaza Greenwich, Connecticut 06830	United States and Germany

Jonathan Korngold	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

Christopher G. Lanning	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

Jeff X. Leng	Suite 2007-10, 20th Floor One International Finance Center 1 Harbour View Street Central Hong Kong	Hong Kong SAR

Anton J. Levy	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

CUSIP No. 58733R102	Page 21 of 21 Pages

SCHEDULE 13D

Adrianna Ma	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

Marc F. McMorris	228 Hamilton Avenue Palo Alto, California 94301,	United States

Thomas J. Murphy	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

Matthew Nimetz	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

Fernando Oliveira	Av. Brigadeiro Faria Lima, 3729 5 andar São Paulo-SP, 04538-905 Brazil	Brazil

Ranjit Pandit	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	United States and India

Andrew C. Pearson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

Raul R. Rai	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India

David A. Rosenstein	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

Sunish Sharma	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India

Tom C. Tinsley	2401 Pennsylvania Avenue N.W. Washington. D.C. 20037	United States

Philip P. Trahanas	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

Florian P. Wendelstadt	83 Pall Mall, Fourth Floor London SW1Y 5ES, United Kingdom	Germany